

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2023

Jing An
Chief Financial Officer
Luckin Coffee Inc.
28th Floor, Building T3, Haixi Jingu Plaza
1-3 Taibei Road
Siming District, Xiamen City, Fujian
People's Republic of China, 361008

      Re: Luckin Coffee Inc.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          File No. 001-38896

Dear Jing An:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Disclosure Review Program

cc: Li He